UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41657

CBL INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Interim Results for the Six Months Ended June 30, 2026

The unaudited consolidated financial statements as of June 30, 2026 and for the six months period then ended (“Interim Results”) of CBL International Limited (“CBL International”) and its subsidiaries (collectively, the “Company”) is furnished as Exhibit 99.2 to this Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The management’s discussion and analysis of financial condition and results of operations for the Company’s Interim Results is furnished as Exhibit 99.1 to this Form 6-K.

Declaration of Special Cash Dividend

On August 18, 2026, the board of directors of the Company declared a special cash dividend of $0.10 per share for the Company’s class A ordinary shares of par value $0.0013 each and class B ordinary shares of par value $0.0013 each. The special cash dividend will be payable on September 18, 2026 to shareholders of record as of the close of business on August 28, 2026.

A copy of the Company’s press release dated August 18, 2026 is furnished as Exhibit 99.3 to this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

Statements in this filing with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of CBL International Limited on Form F-3 (File No. 333-284228), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and 2025
99.2	Unaudited Condensed Consolidated Financial Statements and Related Notes as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
99.3	Press Release, dated August 18, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: August 18, 2026	Title:	Chief Executive Officer

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